Exhibit 99.1
Hermitage Offshore Services Ltd. (HOFSQ:OTC) Announces Results of Chapter 11 Auction Bid Process for Sale of Vessels
Hamilton, Bermuda — October 12, 2020
Hermitage Offshore Services Ltd. (HOFSQ:OTC) (“Hermitage Offshore,” or the “Company”) announces the selection of the successful bids for the Company’s vessels pursuant to the bankruptcy procedures under Chapter 11 of the U.S. Bankruptcy Code.
As part of the bid process, the Company’s lenders submitted the highest bid of approximately $80 million in aggregate for the Company’s ten platform supply vessels (the “PSVs”) and the Company has determined that this was the successful bid for the PSVs. The lenders’ successful bid for the PSVs constitutes a “credit bid” against the Company’s outstanding indebtedness and will not result in the receipt of any cash consideration by the Company. The Company’s eleven crew vessels will be sold to an unaffiliated third party that submitted a successful bid of approximately $5.3 million in cash, in aggregate. The sale of the vessels remains subject to final approval of the bankruptcy court and definitive documentation between the Company and the prospective purchasers.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 21 vessels consisting of 10 platform supply vessels, or PSVs and 11 crew boats. The Company’s vessels primarily operate in the North Sea and the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (“OSV”) market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company’s Chapter 11 bankruptcy proceedings, the results of the Company’s appeal of the NYSE’s delisting determination, the impact of over-the-counter trading on the price and liquidity of the Company’s common stock, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com